Eugene Trowbridge, CCIM

Partner

______________

Jillian Sidoti, CCIM

Partner

______________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 ______________

______________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

April 22, 2019

Via EDGAR

             Re:      Cardone Equity Fund VI, LLC (the “Company”) Offering Statement on Form 1-A

Filed January 31, 2019

File No. 024-10943

Dear Ms. McManus and Ms. von Althann,

Please see the following responses to your comment letter dated February 28, 2019.

SEC Comment:

General

1. We note that, in Item 4 of Part I of Form 1-A, you have checked "no" in response to the question, "Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?" However, we note your disclosure on the cover page indicating that this offering will terminate 365 days after commencement. Please revise your response to indicate that this offering will take place on a delayed or continuous basis pursuant to Rule 251(d)(3).

Company Response:

The checkmark has been changed to “yes”

SEC Comment:

2. We note your disclosure throughout the document regarding your expectation that the company will operate for around ten years. Please revise to clarify whether your operating agreement requires you to cease operations and liquidate your assets and, if so, when. If not, please clarify that you are not required to do so and that investors may remain in the company indefinitely.

Company Response:

The Manager’s expectation to dispose of all properties by year 10, however, the Operating Agreement states that the company intends to dispose of all Properties within ten (10) years. Please see the following sections of the Operating Agreement:

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

1.9 Nature of Business

This Company’s planned operations involves the purchase of real estate throughout the United States. The Company intends to focus its investment efforts on those properties that are income producing; in other words, those properties that will produce positive cash flow immediately upon, or soon after, acquisition. It is expected that the Company will focus on Class A and B multifamily properties, but may also consider commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties. The Company intends on holding the investments in the properties for seven (7) to ten (10) years. During this period, the properties will be managed so that annual cash flow increases which will increase the exit value of the investment property. Notwithstanding the foregoing, subject to unanimous approval of the Members, the Company may engage in any lawful business activity in which a Delaware limited liability company may engage, except that the Company shall not engage in the trust company business or the business of banking or insurance.

1.11 Term

The Company commenced operations upon the filing of its Certificate of Formation and shall operate until such time the Company disposes of all Properties (expected to be approximately 10 years) unless sooner terminated under the provisions of Article 14 hereof.

4.3 The Company shall be dissolved on the disposition of the Properties. Upon dissolution of the Company, all property (Assets) of the Company (including any Distributable Cash) will be distributed as described below:

Upon dissolution of the Company, the Assets of the Company will be distributed as described below:

•	First, to pay the creditors of the Company, including the Manager, a Member, or a third-party who has loaned or advanced money to the Company or has deferred any reimbursements or Fees;

•	Second, to establish Reserves against anticipated or unanticipated Company liabilities; and

•	Third, to the Members as described in Article 4.2.

And:

14. Dissolution and Termination of the Company

14.1 Dissolution

The Company shall be dissolved upon the disposition of all Company Properties (which may be determined solely by action of the Manager). The Company will observe any mandatory provisions of the Act upon dissolution. On dissolution, Assets of the Company will be distributed as described in Article 4.3 hereof.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

SEC Comment:

3.	We note your disclosure on page 21 that, subject to Rule 255 of the Securities Act, you are "permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet." We further note the information you have provided and continue to provide on http://grantcardonetv.com as well as Facebook, Twitter, YouTube, and other social media sites. Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials contain appropriate legends and are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. Please be advised that you are responsible for considering each communication, including each Cardone video, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to Rule 255. Additionally, please be advised that you are required to file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.

Company Response:

In an effort to satisfy the comment, the Company has either deleted certain solicitations on various social media channels and website or has inserted the following language:

Our offerings under Regulation D Rule 506(c) are available to accredited investors only.

For our Regulation A offering:

Until such time that the Offering Statement is qualified by the SEC, no money or consideration is being solicited, and if sent in response prior to qualification, such money will not be accepted. No offer to buy the securities can by accepted and no part of the purchase price can be received until the offering statement is qualified. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind. Our Offering Circular, which is part of the Offering Statement, may be found LINK INSERTED.

The link inserted is a dynamic link so that in the event the Offering Circular is changed, the link is automatically updated across all form of solicitation automatically.

We have also provided a spreadsheet, attached, noting the solicitations and their locations to date.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

SEC Comment:

4.	We note that you currently have Class B Interests outstanding, and that holders of Class B Interests will be entitled to an allocation of Profits and Distributable Cash. We further note your disclosure on page 52 that "Class B Interests will maintain a 35% interest in the Company overall." Please provide the disclosure required by Item 506 of Regulation S-K, or advise us why you believe such disclosure is not required.

Company Response:

Item 506 of Regulation S-K does not apply as each Member maintains a Capital Account Balance and the price of the Interests is irrelevant. According to the Operating Agreement of the Company:

2.5 Capital Accounts

An individual Capital Account shall be maintained for each Member in accordance with Treasury Regulation section 1.704-1(b)(2)(iv) and as further described in the attached Appendix C. Calculation of Member Percentage Interests will be determined on close of the offering to new Investors, and shall be calculated as described in Article 2.2 hereof.

And further:

Appendix C of the Operating Agreement

Appendix C: Capital Accounts and Allocations

1. Capital Accounts

An individual Capital Account shall be maintained for each Member in accordance with Treasury Regulation section 1.704-1(b)(2)(iv) and adjusted with the following provisions:

a.	A Member’s Capital Account shall be increased by that Member’s Capital Contributions and that Member’s share of Profits.

b.	A Member’s Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with Regulation section 1.704-1(b)(2)(iv)(c).

c.

A Member’s Capital Account shall be decreased by (a) the amount of cash distributed to that Member and (b) the Gross Asset Value of the Company’s Property of the Company so distributed, net of liabilities secured by such distributed Company’s Property that the distribute Member is considered to assume or to be subject to under Code section 752.

d.

A Member’s Capital Account shall be reduced by the Member’s share of any expenditures of the Company described in IRS Code section 705(a)(2)(B) or which are treated as IRS Code section 705(a)(2)(B) expenditures under Treasury Regulation section 1.704-1(b)(2)(iv)(i) (including syndication expenses and Losses nondeductible under IRS Code sections 267(a)(1) or 707(b)).

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

e.

If any Economic Interest (or portion thereof) is transferred, the transferee of such Economic Interest or portion shall succeed to the transferor’s Capital Account attributable to such Interest or portion.

f.

Each Member’s Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company’s Property in accordance with the requirements of Treasury Regulation section 1.704-1(b)(2)(iv)(f)-(g), including the special rules under Treasury Regulation section 1.701-1(b)(4), as applicable.

g.

In the event the Gross Asset Values of the Company Assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

h.

The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the IRS Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with competent legal counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determines in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third-parties.

SEC Comment:

Cover Page

5.	Please include the legend required by Rule 254(a).

Company Response:

The following paragraph has been added:

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“Commission.”) Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Company may elect to satisfy its obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

SEC Comment:

Use of Proceeds, page 22

6.	We note your use of the defined term "Capital Contributions" here and elsewhere. Please define this term the first time it is used.

Company Response:

We have added the following definition:

“Capital Contribution” or “Contribution” shall mean any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

SEC Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations Related Party Transactions, page 27

7.	We note your statement that "Class B Interests are subordinated to our Class A Interests." Please revise to clarify how and in connection with what transactions Class B Interests are subordinated to Class A Interests.

Company Response:

Although the Company intends to provide a return to the Class A Interests prior to paying distributions to the Class B Interests, this in itself, does not make the Class B Interests subordinated to the Class A Interests. Thus, this reference has been removed throughout.

SEC Comment:

Summary of Operating Agreement, page 47

8.	Please revise your disclosure in this section to describe the allocation of the proceeds from any dissolution or liquidation of the company or its assets.

Company Response:

We have added the following section to page 47 of the Offering Circular:

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

Cash Distributions on Dissolution and Termination

The Company shall be dissolved on the disposition of the Properties. Upon dissolution of the Company, all property (Assets) of the Company (including any Distributable Cash) will be distributed as described below:

Upon dissolution of the Company, the Assets of the Company will be distributed as described below:

•	First, to pay the creditors of the Company, including the Manager, a Member, or a third-party who has loaned or advanced money to the Company or has deferred any reimbursements or Fees;

•	Second, to establish Reserves against anticipated or unanticipated Company liabilities; and

•	Third, to the Members as described in Article 4.2 of the Operating Agreement.

SEC Comment:

Voting Rights of the Members, page 48

9.	Please revise your disclosure in this section to clarify whether, with respect to votes requiring approval of a majority of interests of all members, holders of Class A Interests and Class B Interests vote together as a class, or alternatively whether the approval of a majority of each of the Class A Interests and Class B Interests, respectively, is required for approval.

Company Response:

In accordance with the Operating Agreement, the following has been added:

Majority of Interests shall mean Members whose collective Percentage Interests represent more than fifty percent (50%) of the Interests, whether in the Company or in a particular Class, as specified in specific provisions of this Agreement. Where no class is specified, a Majority of Interests refers to Members having a majority of the total interests in the Company, regardless of class.

Additional Member shall mean any Person that is admitted to the Company as a new or additional member, based on the affirmative vote of the Class A Members holding a majority of the Class A Percentage Interests, (except in the event of a failed capital call - see Article 2.3), after offering of Interests to new Members has been closed by the Manager.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

SEC Comment:

Security Ownership of Certain Beneficial Owners and Management, page 52

10.	Please revise to disclose the number of Class A and Class B Interests held by Cardone Capital, LLC, in addition to the percentage.

Company Response:

The table has been updated as follows:

Title of Class	Name of Beneficial Owner	Number of Units	Percent Before Offering	Number of Units	Percent After Offering
Class B Interests	Cardone Capital, LLC	1,000	100%	1,000	100%
Class A Interests	Cardone Capital, LLC	0	0%	0	0%
	TOTAL	1,000	100%	1,000	35%

SEC Comment:

Part III -- Exhibits, page 64

11.	We note that the exhibit labeled in your Exhibit list as "Operating Agreement" is instead a Transfer Agency and Service Agreement. Please file your Operating Agreement.

Company Response:

We have filed the Operating Agreement

SEC Comment:

Independent Auditor's Report, page F-2

12.	Please have your independent auditor revise its report to indicate whether the financial statements audited include the statement of cash flows.

Company Response:

This has been revised.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

SEC Comment:

Basis of Presentation, page F-7

13.	Tell us how you believe you met the criteria under ASC 946 for investment company accounting. Your response should include, but not be limited to, a discussion of the specific assets you intend to hold and how those assets fit within the investment company model.

Company Response:

The Company believes it is an investment company as it has all of the fundamental and typical characteristics described in 946-10-5-6 and 7. Presented below is our analysis related to each of those fundamental and typical characteristics.

The Company believes it meets the required fundamental characteristics under ASC 946-10-15-6 as:

1. The Company obtains funds and provides investors with investment management services by evaluation and acquiring multifamily properties on behalf of investors. The Company also intends to provide accounting and financial reporting regarding the investments as well as asset management services to the third-party property management. The Company will also lead in the disposition of property.

The services that will be provided are as follows:

•	Evaluation and Acquisition of multifamily and/or commercial properties

•	Accounting and financial reporting regarding the investment in the multifamily and commercial properties

•	Asset management services to provide oversite to the third-party property manager so that the investment value appreciate over the anticipated 7-10 year investment period.

•	Disposition of the multifamily and/or commercial properties.

The Company anticipates raising $50 million from investors. The minimum investment is $10,000 and 50,000 Interests will be issued. It is anticipated that these Interests will be sold to 1,000-2,000 investors.

2. The Company’s business purpose and only substantive activities are investing solely for returns from capital appreciation and investment income.

The Company will be investing funds in various Single Purpose Entities (SPE). Each SPE will be purchasing multifamily and/or commercial properties that will be operated by a third-party property manager, who will be supervised by the Managing Member or one of its affiliates, (the “Asset Manager”).

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

The purchase of the property will be dependent on the location, current cash flow, current earning potential and projected exit value. Under the supervision of the Asset Manager, the property manager’s objective is to increase the value of the property primarily by increasing the net operating income of the property. The Company believes the superior location and the management of the properties will result in the capital appreciation of the properties.

The primary business purpose of the Company is to return a 15% IRR to its investors though the purchase and sale of cash flowing SPE multifamily or commercial real estate investments. With a capital raise of $50 million and an objective of investing in two (2) or more real estate SPE’s, it is possible that the Company may co-invest with an affiliate.

As of April 22, 2019, the Company has no investments.

3. The Company will not obtain any returns or benefits other than the capital appreciation or investment income from the underlying assets.

The Company will not obtain any returns or benefits, other than capital appreciation or investment income from the underlying investments.

The Company believes it meets the typical characteristics of investment companies under ASC 946-10-15-7

1. The Company intends to hold more than one investment. As the Company is in its startup period, the Company has not yet acquired multiple investments. It is the Company’s intent to co-invest with an affiliate in single purpose entities that purchase a multifamily or commercial property. It is anticipated that the Company will invest in two (2) or more real estate SPE’s. This is currently a blind pool offering and the real estate entities have yet to be determined.

2. The Company intends to have more than one investor. As the Company is in its startup period, the Company does not currently have any Members other than the Manager. The Company intends to have up to 2,000 investors.

3. The Company intends, once it has investors, to have Members that are not related parties of the Manager. The Company anticipates that less than 10% of the Class A Interests will be sold to related parties.

4. The Company has ownership interests in the form of equity or partnership interests. The Company is an LLC treated as a partnership for tax purposes and will be offering the Class A interests primarily to unrelated investors.

5. The Company intends to manage its investments on a fair value basis. Typically, Investors expect the value of their membership interest to be maintained on a Fair Market Value basis, so they can easily compare the performance of their investment in the Company to other investment positions.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission

Cardone Equity Fund VI, LLC

April 22, 2019

On a quarterly basis, the Company will determine the fair value of its investments. Annually, a third-party appraisal of the real estate properties will be obtained to provide support to the value of the Company’s investments. The quarterly valuation for the Company’s investments is a direct reflection as to the investment performance along with the actual cash distributions made to investors. The Company will track the cash on cash return from the investments along with the cash and cash return to the investors on a quarterly basis.

The Company sends out monthly distributions to its investors based on the amount of Distributable cash available each month. The sole source of these distributions to its investors is the cash distributions received from the Company’s investments in real estate SPE’s. A web portal will be made available to each investor. This will allow them to monitor their investment’s distributions, receive periodic portfolio reports and tax information.

The Company will be closely monitoring the value of its investment to determine the optimum time to sell its investment. We anticipate that it will take 7-10 years for an exit to occur. The Company has a 1% asset management fee which is based on the capital contributed. The Company also receives an asset acquisition fee that is based on 1% of the purchase price of the SPE’s real estate acquisition and a disposition fee that is based on 1% of the sales price on the sale of the underlying SPE’s sale of the real estate. This gives the Managing Member incentive to maximize the value of the SPE’s underlying property.

Thank you for your attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563